FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of May, 2000

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X                   Form 40-F
                   -----                            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No   X
             ---------                      ------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         Contents:
               1.   Quarterly Report for the Quarter Ended March 31, 2000
               2.   Press Release dated May 15, 2000
               3.   Press Release dated April 6, 2000
               4.   Press Release dated March 15, 2000
               5.   Press Release dated March 1, 2000
               6.   Press Release dated February 24, 2000
               7.   Press Release dated February 17, 2000
               8.   Press Release dated February 10, 2000
               9.   Press Release dated January 27, 2000
               10.  Press Release dated January 18, 2000
               11.  Annual Report to Stockholders
               12. Management Information Circular / Proxy Statement dated April 25, 2000

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ending March 31, 2000

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                         N/A
(Country of Incorporation)              (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X     No
                                             -----      -----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                               Outstanding at April 30, 2000
---------------------------------------            -----------------------------
Common Stock, par value $0.01 per share                      17,624,194




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION



Item 1.  Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 1999 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                       RADICA GAMES LIMITED
                              CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                                     Three months ended March 31,
 except per share data)                                 ----------------------------------------
                                                              2000                   1999
                                                        -----------------      -----------------
                                                           (unaudited)            (unaudited)
REVENUES:
Net sales                                                       $ 16,722               $ 17,906
Cost of sales                                                    (12,039)                (9,126)
                                                        -----------------      -----------------
Gross profit                                                       4,683                  8,780
                                                        -----------------      -----------------

OPERATING EXPENSES:
Selling, general and administrative expenses                      (4,750)                (4,051)
Research and development                                          (1,373)                (1,040)
Depreciation and amortization                                     (1,380)                  (936)
                                                        -----------------      -----------------
Total operating expenses                                          (7,503)                (6,027)
                                                        -----------------      -----------------

OPERATING (LOSS) INCOME                                           (2,820)                 2,753

OTHER INCOME                                                         319                    112

SHARE OF LOSS OF AFFILIATED COMPANY                                    -                   (240)

NET INTEREST INCOME                                                  320                    618
                                                        -----------------      -----------------

(LOSS) INCOME BEFORE INCOME TAXES                                 (2,181)                 3,243

PROVISION FOR INCOME TAXES                                           (11)                   (89)
                                                        -----------------      -----------------

NET (LOSS) INCOME                                               $ (2,192)               $ 3,154
                                                        =================      =================

(LOSS) EARNINGS PER SHARE - BASIC:

Net (loss) earnings per share                                    $ (0.12)                $ 0.17
                                                        =================      =================

Average number of shares outstanding                          17,607,396             18,954,712
                                                        =================      =================

(LOSS) EARNINGS PER SHARE - ASSUMING DILUTION:

Net (loss) earnings per share and
  dilutive potential common stock                                $ (0.12)                $ 0.16
                                                        =================      =================

Average number of shares and dilutive
   potential common stock outstanding                         17,607,396             20,004,552
                                                        =================      =================


                     See accompanying notes to consolidated financial statements.

                                               RADICA GAMES LIMITED
                                           CONSOLIDATED BALANCE SHEETS


                                                      ASSETS
                                                                                        March 31,         December 31,
                                                                                     ---------------    ---------------
(US Dollars in thousands, except share data)                                              2000               1999
                                                                                     ---------------    ---------------
                                                                                       (unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                                                  $ 30,521           $ 32,159
Accounts receivable, net of allowances for doubtful accounts of $530 ($389 at Dec. 31, 1999) and estimated customer
  returns of $92 ($624 at Dec. 31, 1999)                                                     11,268             23,750
Inventories, net of provision of $3,183 ($2,339 at Dec. 31, 1999)                            26,964             24,625
Prepaid expenses and other current assets                                                     3,586              4,752
Income taxes receivable                                                                         337              1,257
Deferred income taxes                                                                         3,667              3,667
                                                                                     ---------------    ---------------

        TOTAL CURRENT ASSETS                                                                 76,343             90,210
                                                                                     ---------------    ---------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                           18,349             17,523
                                                                                     ---------------    ---------------

INTANGIBLE ASSETS, NET                                                                       14,864             14,351
                                                                                     ---------------    ---------------

DEFERRED INCOME TAXES, NONCURRENT                                                                11                 11
                                                                                     ---------------    ---------------

        TOTAL ASSETS                                                                      $ 109,567          $ 122,095
                                                                                     ===============    ===============

                                            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                                           378              1,464
Accounts payable                                                                              7,142             10,929
Accrued warranty expenses                                                                       850              1,100
Notes payable due within one year                                                            12,345              1,399
Accrued payroll and employee benefits                                                         2,441              2,511
Accrued advertising expenses                                                                    855              1,203
Accrued sales expenses                                                                          783                856
Commissions payable                                                                             139                464
Accrued other expenses                                                                        1,024              5,091
Income taxes payable                                                                             51                 70
                                                                                     ---------------    ---------------

        TOTAL CURRENT LIABILITIES                                                            26,008             25,087
                                                                                     ---------------    ---------------

NOTES PAYABLE DUE AFTER ONE YEAR                                                                 --             10,946
                                                                                     ---------------    ---------------

        TOTAL LIABILITIES                                                                    26,008             36,033
                                                                                     ---------------    ---------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,616,194 shares outstanding (17,639,594 at Dec. 31, 1999)                                   176                176
Additional paid-in capital                                                                    1,788              1,757
Retained earnings                                                                            81,560             84,100
Cumulative translation adjustment                                                                35                 29
                                                                                     ---------------    ---------------

       TOTAL SHAREHOLDERS' EQUITY                                                            83,559             86,062
                                                                                     ---------------    ---------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 109,567          $ 122,095
                                                                                     ===============    ===============

                            See accompanying notes to consolidated financial statements.

                                                       RADICA GAMES LIMITED
                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                    (US dollars in thousands)
                                                             (unaudited)


                                                         Common stock
                                                         ------------                                  Accumulated
                                                                          Additional                      other          Total
                                           Number                           paid-in      Retained     comprehensive   shareholders'
                                          of shares         Amount          capital      earnings     income (loss)     equity
                                       ---------------- ----------------  ------------  ------------  --------------- ------------

Balance at December 31, 1999                17,639,594            $ 176       $ 1,757      $ 84,100             $ 29     $ 86,062
Cancellation of repurchased stock              (50,000)               -            (8)         (348)               -         (356)
Stock options exercised                         26,600                -            39             -                -           39
Net loss                                             -                -             -        (2,192)               -       (2,192)
Foreign currency translation                         -                -             -             -                6            6
                                       ---------------- ----------------  ------------  ------------  --------------- ------------
Balance at March 31, 2000                   17,616,194            $ 176       $ 1,788      $ 81,560             $ 35     $ 83,559
                                       ================ ================  ============  ============  =============== ============



                                 See accompanying notes to the consolidated financial statements.

                                  RADICA GAMES LIMITED
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US dollars in thousands)
                                      (unaudited)

                                                            Three months ended March 31,
                                                         ---------------------------------
                                                                  2000             1999
                                                         ----------------  ---------------
                                                              (unaudited)      (unaudited)
Cash flow from operating activities:
Net (loss) income                                               $ (2,192)         $ 3,154
Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
   Deferred income taxes                                               -              (12)
   Depreciation                                                      633              561
   Amortization                                                      747              375
   Share of loss of affiliated company                                 -              240
   Loss on disposal and write off of
      property, plant and equipment                                   12                6
   Changes in assets and liabilities:
     Accounts receivable                                          12,488            1,909
     Inventories                                                  (2,339)             812
     Prepaid expenses and other current assets                     1,166             (375)
     Accounts payable                                             (3,787)          (1,120)
     Accrued payroll and employee benefits                           (70)          (1,951)
     Commissions payable                                            (325)            (489)
     Accrued advertising expenses                                   (348)            (137)
     Accrued sales expenses                                          (73)              (7)
     Accrued warranty expenses                                      (250)            (900)
     Accrued other expenses                                       (4,067)           1,254
     Income taxes                                                    901           (1,828)

Net cash provided by operating activities                          2,496            1,492
                                                         ----------------  ---------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                    2               15
Purchase of property, plant and equipment                         (1,473)            (470)
Purchase of intangible asset                                      (1,260)               -
                                                         ----------------  ---------------

Net cash used in investing activities                             (2,731)            (455)
                                                         ----------------  ---------------

Cash flow from financing activities:
Repurchase of common stock                                        $ (356)        $ (4,513)
Funds from stock options exercised                                    39              226
Decrease in short-term borrowings                                 (1,086)               -
                                                         ----------------  ---------------

Net cash used in financing activities                             (1,403)          (4,287)
                                                         ----------------  ---------------

Net decrease in cash and cash equivalents                         (1,638)          (3,250)

Cash and cash equivalents:
   Beginning of period                                            32,159           47,527
                                                         ----------------  ---------------

   End of period                                                $ 30,521         $ 44,277
                                                         ================  ===============

Supplementary disclosures of cash flow information:
Cash paid during the period:
   Interest                                                        $ 152              $ -
   Income taxes                                                        -            1,980

             See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and market a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing right. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $369 and $878 for the first quarter ended March 31, 2000 and 1999 respectively.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average monthly exchange rates during each reporting period. The impact of exchange rate changes is dealt with as a separate component of equity. Net (losses) gains from foreign exchange transactions of $(61) and $54 for the first quarter ended March 31, 2000 and 1999, respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 12.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. The potential dilutive securities were excluded from the calculation of diluted loss per share for the quarter ended March 31, 2000 because they were anti-dilutive.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known.

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Implementation of SFAS No. 133 is required commencing with the first quarter of 2001. The Company does not expect the adoption to have a material impact on the Company's consolidated financial statements.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform with the 2000 presentation and to comply with new SFAS's.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                            March 31,     December 31,
                                              2000           1999
                                            ---------    ------------

     Raw materials                           $ 4,956          $ 5,397
     Work in progress                          5,627            5,166
     Finished goods                           16,381           14,062
                                            ---------    ------------
                                             $26,964          $24,625
                                            =========    ============


4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                              March 31,          December 31,
                                                2000                 1999
                                            ------------         ------------

     Land and buildings                     $     12,288         $     12,261
     Plant and machinery                           7,638                7,385
     Furniture and equipment                       6,382                6,124
     Leasehold improvements                        2,593                2,562
     Construction in progress                        889                 --
                                            ------------         ------------
          Total                             $     29,790         $     28,332
     Less: Accumulated depreciation
                and amortization                 (11,441)             (10,809)
                                            ------------         ------------
          Total                             $     18,349         $     17,523
                                            ============         ============

5.   ACQUISITION

     On June 24, 1999, the Company acquired Leda Media Products Limited ("LMP"), the leading supplier of third party video game controllers in the U.K. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, assumption of LMP net indebtedness of approximately $1.1 million and issuance of notes payable for $12.3 million. The transaction has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of $13.5 million which is being amortized on a straight-line basis over a fifteen year fiscal period. The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INTANGIBLE ASSETS

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech(R), and acquired use in certain cases of the Electronic Arts(TM) ("EA") brand name and XaviX(TM) sublicensing rights.

     During the quarter ended March 31, 2000, the Company announced it had entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(TM) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(TM) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year fiscal period.

     During the year of 1999, the Company and EA announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants of $667 has been recorded as an intangible asset for the acquired license. The asset is being amortized on a straight-line basis over the term of agreement.

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(R) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalized as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. Goodwill and brand name are being amortized over a three year fiscal period on a straight-line basis.

     Accumulated amortization was $5,064 and $4,317 at March 31, 2000 and December 31, 1999, respectively.

7.   SHORT-TERM BORROWINGS

     Under line of credit arrangements for short-term debt with various banks, the Company has available approximating $9 million on such terms as the Company and the banks mutually agree upon. Substantially all of the short-term borrowings outstanding as of March 31, 2000 and as of December 31, 1999 represent borrowings made under, or supported by, these lines of credit. The weighted average interest rate of the outstanding borrowings was approximately 7% for the quarter ended March 31, 2000.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES

     The components of (loss) income from continuing operations before income taxes are as follows:

                                    Three months ended March 31,
                               ------------------------------------
                                   2000                    1999
                               ------------            ------------

     United States             $     (1,797)           $      1,295)
     International                     (384)                  1,948
                               ------------            ------------
                               $     (2,181)           $      3,243
                               ============            ============

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2000 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provision (credit) for income taxes consists of the following:

                                                   Three months ended March 31,
                                                   ---------------------------
                                                       2000           1999
                                                   ------------   ------------
     United States
          State tax expense (benefit), net of
              federal tax expense (benefit)        $         20   $         19
     International
          Current income tax                                 (9)            70
                                                   ------------   ------------
     Total provision for income tax                $         11   $         89
                                                   ============   ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     A reconciliation between the provision (credit) for income taxes computed by applying the statutory tax rates in the United States to income before income taxes and the actual provision (credit) for income taxes is as follows:

                                                    Three months ended March 31,
                                                    ---------------------------
                                                         2000          1999
                                                    ------------   ------------

     US statutory rate                                        34%            34%
                                                    ------------   ------------

     (Credit) provision for income taxes at
       statutory rate on income                     $       (741)  $      1,103
     State income taxes                                        2              2
     International rate differences                         (715)          (497)
     Accounting losses (gains) for which
        deferred income tax cannot be recognized             640           (424)
     Increase in valuation allowance                         700           --
     Other                                                   125            (95)
                                                    ------------   ------------
     Income tax provision                           $         11   $         89
                                                    ============   ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                                  March 31,     December 31,
                                                    2000           1999
                                                 ----------     ----------
     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation                 $       67     $       67
     Tax losses                                       3,070          1,841
     Bad debt allowance                                 180            132
     Advertising allowances                             291            409
     Inventory obsolescence reserve                     109            355
     Accrued sales adjustments and returns              418            519
     Other                                              469            581
                                                 ----------     ----------
                                                      4,604          3,904
     Valuation allowance                               (926)          (226)
                                                 ----------     ----------
                                                 $    3,678     $    3,678
                                                 ==========     ==========

9.   NOTES PAYABLE

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the sellers as part of the financing of the LMP acquisition. Interest on the loan notes is based on US$ LIBOR offered rate minus 130 basis points and is payable quarterly. Maturities of the loan notes are $1.4 million in 2000 and $10.9 million in 2004. As of March 31, 2000, the loan notes are classified in the consolidated balance sheet as a short-term liability because the Company now expects that the loan notes holders will require the Company to redeem all or a part of the loan notes by giving not less than 30 days' notice.

10.  COMMON STOCK

     During the three months ended March 31, 2000, the Company repurchased 50,000 shares at an average price of $7.125 per share under the Company's authorized repurchase programs. All repurchased shares were cancelled. As of March 31, 2000, approximately 0.8 million shares remain available for repurchase under the repurchase programs.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

11.  EARNINGS PER SHARE

     The  following  information  shows the numbers used in  computing  earnings
     (loss) per share and the effect on (loss) income and the weighted average number of shares of dilutive potential common stock:

                                              Three months ended March 31,
                                              -----------------------------
                                                 2000               1999
                                              ----------        -----------

     Numerator for basic and diluted
       (loss) earnings per share:
       Net (loss) income                      $   (2,192)       $     3,154
                                              ==========        ===========

     Denominator:
       Denominator for basic
          (loss) earnings per share           17,607,396         18,954,712
       Effect of dilutive options                   --            1,049,840
                                              ----------        -----------
       Denominator for diluted
          (loss) earnings per share           17,607,396         20,004,552
                                              ==========        ===========

     Basic (loss) earnings per share:         $    (0.12)       $      0.17
                                              ==========        ===========

     Diluted (loss) earnings per share:       $    (0.12)       $      0.16
                                              ==========        ===========

     Options and warrants on 2,338,600 shares of common stock were not included in computing diluted loss per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, and the meeting of the Board of Directors in June 1999, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000 and 60,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,860,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for the three months ended March 31, 2000:-

                                                           Weighted average
                                              Number        exercise price
                                             of shares         per share
                                             ---------         ---------
                                          (in thousands)

     Outstanding at December 31, 1999           2,000        $     7.93
     Options granted                               --                --
     Options cancelled                            (10)             9.40
     Options exercised                            (26)             1.48
                                            ----------
     Outstanding at March 31, 2000              1,964        $     8.01
                                            ==========

     Exercisable at March 31, 2000                679        $     7.07

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of March 31, 2000:

                                              Options outstanding                             Options exercisable
                           --------------------------------------------------------   --------------------------------
                                                                  Weighted average
                                              Weighted average        remaining                       Weighted average
      Exercise                 Number         exercise price         contractual          Number       exercise price
      price range             of shares         per share           life (years)         of shares       per share
      -----------             ---------         ---------           ------------        ----------       ---------
                           (in thousands)                                             (in thousands)
     $ 1.090 to 2.000                572            $    1.30            6.00                  303        $    1.33
     $ 2.001 to 4.000                316                 3.49            7.07                  101             3.42
     $ 4.001 to 6.000                  7                 5.00            7.14                    1             5.00
     $ 6.001 to 8.000                 41                 6.85            7.39                   12             6.75
     $ 8.001 to 10.000                62                 9.45            9.08                    2             8.50
     $ 10.001 to 12.000              421                10.91            8.71                   64            11.03
     $ 12.001 to 14.000              179                12.70            8.70                   28            12.75
     $ 14.001 to 16.000              135                14.84            8.47                   32            14.97
     $ 16.001 to 18.000              136                16.98            8.16                   88            17.01
     $ 18.001 to 20.000               95                19.05            8.05                   48            18.94
                           --------------                                             --------------
                                   1,964            $    8.01            7.55                  679        $    7.07
                           ==============                                             ==============

     Pro forma information regarding net (loss) income and (loss) earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. No option was granted during the quarter ended March 31, 2000. The weighted average fair value of stock options at date of grant for the quarter ended March 31, 1999 was $5.46 per option. The value was estimated on the date of grant using the Black-Scholes option pricing model with the following weight average assumptions; expected life of 5 years, risk-free interest rate of 5.1%, expected volatility of 35%, dividend yield of 0%.

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                                Three months ended March 31,
                                                ----------------------------
                                                    2000             1999
                                                ------------     -----------

     Pro forma net (loss) income                $  (2,541)         $ 2,874
     Pro forma (loss) earnings per share
          Basic                                     (0.14)            0.15
          Diluted                                   (0.14)            0.14


13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business has two customers which accounted for more than twenty-seven percent and twenty-one percent of net sales for the quarter ended March 31, 2000 and three customers which accounted for more than thirty-five percent, sixteen percent and twelve percent of net sales in the quarter ended March 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and warrants are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

15.  PLEDGE OF ASSETS

     At March 31, 2000, the Company's guaranteed loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of $4,735, $12,044 and $11,328, respectively.

16.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $61 and $43 for the quarter ended March 31, 2000 and 1999, respectively.

17.  SEGMENT INFORMATION

     The Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of LMP, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired LMP. Due to the distinct differences between the core products of LMP and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates performance and allocates resources based on income or loss from operations before interest and income taxes, not including profits and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                         Three months ended March 31,
                                            2000              1999
                                         ----------------------------

     Net sales
       Games                             $   14,111        $   17,906
       Peripherals                            2,611              --
                                         ----------        ----------
     Total net sales                     $   16,722        $   17,906
                                         ==========        ==========

     Depreciation and amortization
       Games                             $    1,120        $      936
       Peripherals                              260              --
                                         ----------        ----------
     Total depreciation and amortization $    1,380        $      936
                                         ==========        ==========

     Segment (loss) income
       Games                             $   (1,371)       $    2,865
       Peripherals                           (1,130)             --
                                         ----------        ----------
     Total segment (loss) income         $   (2,501)       $    2,865

     Corporate and unallocated
       Interest income                          472               618
       Interest expense                        (152)             --
       Equity in net loss of
          affiliated company                   --                (240)
                                         ----------        ----------
     Total consolidated (loss) income
          before income taxes            $   (2,181)       $    3,243
                                         ==========        ==========

     Capital expenditures
       Games                             $    1,294        $      470
       Peripherals                              179              --
                                         ----------        ----------
     Total capital expenditures          $    1,473        $      470
                                         ==========        ==========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

                                      March 31,      December 31,
                                        2000            1999
                                     ----------      ----------
     Segment assets
       Games                         $   55,709      $   67,347
       Peripherals                       20,960          22,589
       Corporate and unallocated         32,898          32,159
                                     ----------      ----------
     Total consolidated assets       $  109,567      $  122,095
                                     ==========      ==========

     Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain unallocated property, plant and equipment.

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                       Three months ended   Three months ended
                                         March 31, 2000        March 31, 1999
                                       ------------------   ------------------

     Net sales:
     United States and Canada               $   13,671          $   17,391
     Europe                                      2,934                 341
     Asia Pacific and other countries              117                 174
                                            ----------          ----------
                                            $   16,722          $   17,906
                                            ==========          ==========


                                           March 31,           December 31,
                                             2000                  1999
                                       ------------------   ------------------

     Identifiable assets:
     United States and Canada               $   30,844          $   39,702
     Europe                                     25,259              26,485
     Asia Pacific and other countries           53,464              55,908
                                            ----------          ----------
                                            $  109,567          $  122,095
                                            ==========          ==========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                              Balance at  Charged to                Balance at
                                              beginning    cost and   Deductions /    end of
                                              of period    expenses    write-offs     period
                                              ---------    --------    ----------     ------

     Three months ended March 31, 2000
          Allowances for doubtful accounts     $   389     $   155      $   (14)     $   530
          Estimated customer returns               624          22         (554)          92
          Provision for inventories              2,339         844         --          3,183
                                               -------     -------      -------      -------
                                               $ 3,352     $ 1,021      $  (568)     $ 3,805
                                               =======     =======      =======      =======
     Three months ended March 31, 1999
          Allowances for doubtful accounts     $   446     $     2      $  --        $   448
          Estimated customer returns             1,077         302         (769)         610
          Provision for inventories              2,437        --           (209)       2,228
                                               -------     -------      -------      -------
                                               $ 3,960     $   304      $  (978)     $ 3,286
                                               =======     =======      =======      =======

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED MARCH 31, 2000
COMPARED TO THE QUARTER ENDED MARCH 31, 1999

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                   Three months ended March 31,
                                                   ----------------------------
                                                       1999            2000
                                                   ------------    ------------

     Net revenues                                        100.0%        100.0%
     Cost of sales                                        51.0%         72.0%
     Gross margin                                         49.0%         28.0%
     Selling, general and administrative expenses         22.6%         28.4%
     Research and development                              5.8%          8.2%
     Depreciation and amortization                         5.2%          8.2%

     Operating (loss) income                              15.4%        (16.8%)
     Other income                                          0.6%          1.9%
     Share of loss of affiliated company                   1.3%           --
     Interest income, net                                  3.4%          1.9%

     (Loss) income before income taxes                    18.1%        (13.0%)
     (Provision) credit for income taxes                   0.5%         (0.1%)

     Net (loss) income                                    17.6%        (13.1%)

         The Company's total revenues for the first quarter ended March 31, 2000 were $16.7 million, compared to $17.9 million for the same period in 1999. After tax loss was $2.2 million for the first quarter ended March 31, 2000 or $0.12 per fully diluted share versus an after tax profit of $3.2 million or $0.16 per fully diluted share for the same period last year.

         The following table sets out the percentages of sales achieved from each category of products:

                                                         QUARTER ENDED MARCH 31,
                    --------------------------------------------------------------------------------------------
                                        1999                                            2000
                    --------------------------------------------    --------------------------------------------
                        % OF NET           NET        UNITS             % OF NET           NET        UNITS
PRODUCT LINES          SALES VALUE     SALES VALUE     SOLD           SALES VALUE      SALES VALUE     SOLD
-------------------- ---------------- -------------- ---------       ---------------  -------------- ---------
                                             (in thousands)                                  (in thousands)
Fishing games                  26.2%        $ 4,692       463                  9.3%         $ 1,553       148
Hunting games                   8.5%          1,523        85                  8.7%           1,449        76
Action games                   13.2%          2,367       193                  3.1%             512        61
Sports games                    7.8%          1,392        97                  4.8%             806        82
Casino games                   12.6%          2,254       504                 10.5%           1,751       373
Heritage games                 11.1%          1,983       222                 11.4%           1,913       221
Girl Tech games                 3.9%            694        53                 12.4%           2,076       193
ODM products                   16.7%          3,000       562                 24.2%           4,051       920
Peripherals                        -              -         -                 15.6%           2,611       487
                     ---------------- -------------- ---------       ---------------  -------------- ---------
Total                         100.0%       $ 17,905     2,179                100.0%        $ 16,722     2,561
                     ================ ============== =========       ===============  ============== =========

         The gross profit for the first quarter decreased to $4.7 million from $8.8 million in the same quarter of fiscal 1999 and the gross margin decreased to 28% from 49% for the same period last year. Gross margin were impacted by the effect of approximately $1m of inventory provisions taken during the quarter to account for the impact of handheld closeouts in inventory at the end of March together with higher ODM shipments in the quarter of 24.2% of sales compared to 16.7% in 1999 and also the lower margin controller sales from the Radica UK based controller business, formerly known as Leda Media Products Limited ("LMP").

         Operating expenses increased to $7.5 million in the first quarter ended March 31, 2000 from $6 million in the same quarter in 1999. This was mainly due to the costs of amortization of the goodwill for the acquisition of LMP together with LMP operating costs and an increase in R&D offset by a decrease in variable sales costs.

         The following table lays out the changes in operating expenses for the major expense categories.

                                            Three months ended March 31,
                                            ----------------------------
                                              1999                2000
                                            --------            --------
                                              (US dollars in millions)
     Commissions                            $   0.5             $  0.3
     Indirect salaries and wages                1.7                2.0
     Advertising and promotion expenses         0.9                0.7
     Research and development expenses          1.0                1.4

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $30.5 million at March 31, 2000, a decrease of $1.7 million from December 31, 1999. Working capital at March 31, 2000 was $50.3 million, a $14.8 million decrease from working capital of $65.1 million at December 31, 1999. The decrease in working capital was primarily due to a change in the notes payable from long-term liability to short-term liability for the quarter.

         Short-term borrowings totaled $0.4 million at March 31, 2000, a decrease of $1.1 million from December 31, 1999.

         During the quarter ended March 31, 2000, 50,000 shares were repurchased at an average price of $7.125 per share.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk


MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company is exposed to market rate risk for changes in interest rates related to the Company's indebtedness. The Company has not used derivative financial instruments in its indebtedness. Most of the Company's $13.7 million principal amount of indebtedness at March 31, 2000 bears an interest rate that fluctuates based on changes in the US$ LIBOR offered rate. A 1% change in the underlying US$ LIBOR offered rate would result in an approximate $127,000 change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         International revenues from the Company's non-US distribution subsidiaries were less than 20% of total revenues. Such international sales are made mostly from the Company's two subsidiaries in Great Britain and Canada and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, they use the local currency as their functional currency.

         The Company's exposure to foreign exchange rate fluctuations  arises in
part  from   intercompany   transactions.   The  currency   exchange  impact  on
intercompany transactions was immaterial for three months ended March 31, 2000.

         The Company is also exposed to foreign exchange rate fluctuation as the financial results of foreign subsidiaries are translated into US dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations on the Company in the three months ended March 31, 2000 was not material.

PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         At the Company's annual meeting of shareholders held on May 23, 2000, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 25, 2000, to serve as directors for the period until the next annual meeting of shareholders or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of nine members: Patrick S. Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter L. Thigpen and Henry Hai-Lin Hu . At such meeting, the shareholders also amended the Company's 1994 Stock Option Plan to increase the total number of shares of the Company's Common Stock that may be purchased pursuant to options under such plan from 2.86 million shares to 3.7 million shares, reappointed Deloitte Touche Tohmatsu as independent auditor and authorized the directors to fix the independent auditor's remuneration.

     The shareholder votes were as follows:
                                                           Against/
                                                For        Withhold      ABSTAIN
                                                ---        --------
     Election of Directors
     ---------------------
          Patrick S. Feely                   14,122,519     78,973
          Jon N. Bengtson                    14,122,519     78,973
          Robert E. Davids                   14,122,419     79,073
          David C.W. Howell                  14,122,519     78,973
          Siu Wing Lam                       14,122,519     78,973
          James O'Toole                      14,122,519     78,973
          Millens W. Taft                    14,122,519     78,973
          Peter L. Thigpen                   14,122,519     78,973
          Henry Hai-Lin Hu                   14,122,519     78,973

     Amendment of Stock Option Plan
     ------------------------------
          From 2.86 to 3.7 million shares    13,675,227     515,515      10,750

     Reappointment of Auditor
     ------------------------
          Deloitte Touche Tohmatsu           14,167,469      28,473       5,550


Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)      Exhibits

                  None.

         (b)      Reports on Form 8-K

                  None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED



                                                  /s/ Craig D. Storey
Date: 5/31/00                                    -------------------------------
     ----------------------                      Craig D. Storey
                                                 Chief Accounting Officer